UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

VIVO CAPITAL SURPLUS FUND VIII, L.P., *Plaintiff*, v. 1GLOBE CAPITAL LLC and JIAQIANG LI, *Defendants*.	Case No. 1:25-cv-10914-MJJ Leave to File Excess Pages Granted on August 14, 2025 (Doc. No. 46)

MEMORANDUM OF LAW IN SUPPORT OF
DEFENDANTS' MOTION TO DISMISS AMENDED COMPLAINT
AND MOTION TO DISSOLVE PRELIMINARY INJUNCTION

TABLE OF CONTENTS

Page

PRELIMINARY STATEMENT 1

BACKGROUND FACTS.. 6

ARGUMENT 8

I.   THIS COURT SHOULD DISMISS THE AMENDED COMPLAINT. 8

        A.   This Court Should Dismiss Plaintiff's Claim Under Rule 12(b)(1). 8

                1.   This Court Has No Jurisdiction to Adjudicate Moot Claims.................... 8

                2.   Where a Defendant Files an Amended 13D that Moots a Plaintiff's
                        Section 13(d) Claims, Courts Dismiss Claims Under Rule 12(b)(1)......... 9

                3.   The Section 13D Amendments Moot Plaintiff's Claim Here, and
                        This Complaint Should Be Dismissed. 10

                        a.   Plaintiff's Claim is Mooted by the Extensive Disclosures in
                                Amendment No. 4. 11

                        b.   Plaintiff's Claim is Mooted by the Disclosure of this Action
                                in Amendment Nos. 5 and 6. 14

                        c.   Taken Together, Amendments Nos. 4, 5, and 6 Moot
                                Plaintiff's Claim... 15

        B.   This Court Should Dismiss The Amended Complaint Under Rule 12(b)(6),
                Rule 9(b), And The PSLRA... 17

                1.   Plaintiff's Conclusory Allegations Are Legally Inadequate.................... 17

                2.   Plaintiff Lacks Standing... 19

II.   THIS COURT SHOULD DISSOLVE ITS PRELIMINARY INJUNCTION. 20

        A.   This Court May Dissolve Or Modify Its Prior Orders Under Rule 60(b)............ 20

        B.   The Court Should Dissolve The Preliminary Injunction Given The Change
                In "Operative Facts." 21

        C.   The Court Should Dissolve The Preliminary Injunction Because It Was
                Based On A Distortion Of The Factual Record And Inadmissible
                Evidence... 22

                1.   The Chronology of Events Demonstrates that Defendants Were
                        Caught In Between Two Rival Consortiums. 22

                2.   Plaintiff Deceptively Filed With This Court False Allegations
                        Designed To Portray 1Globe as Involved With Criminal Activity,
                        Which Is Demonstrably Untrue. 24

TABLE OF CONTENTS
(continued)

		Page
3.	This Court Relied on the SEC's Allegations, and Plaintiff's Regurgitation of Those Allegations, Neither of Which Courts Properly Consider.	26
CONCLUSION		27

TABLE OF AUTHORITIES

Page(s)

Cases

Agostini v. Felton,
　521 U.S. 203 (1997)...21

Amorosa v. Gen. Elec. Co.,
　2022 WL 3577838 (S.D.N.Y. Aug. 19, 2022)..26

Avnet, Inc. v. Scope Indus.,
　499 F. Supp. 1121 (S.D.N.Y. 1980)... *passim*

Cartica Mgmt., LLC v. Corpbanca, S.A.,
　50 F. Supp. 3d 477 (S.D.N.Y. 2014)...15

Chaparro-Febus v. Int'l Longshoremen Ass'n, Loc. 1575,
　983 F.2d 325 (1st Cir. 1992)..21

Concilio de Salud Integral de Loiza, Inc. v. Perez-Perdomo,
　551 F.3d 10 (1st Cir. 2008)..21

Conservation L. Found. of New England, Inc. v. Watt,
　586 F. Supp. 1238 (D. Mass. 1984) 21

Cruz v. Farquharson,
　252 F.3d 530 (1st Cir. 2001)..9

Ed Peters Jewelry Co., Inc. v. C & J Jewelry Co.,
　215 F.3d 182 (1st Cir. 2000)..18

Forte Biosciences, Inc. v. Camac Fund, LP,
　2024 WL 2946584 (N.D. Tex. June 11, 2024) 10

Hubco, Inc. v. Rappaport,
　628 F. Supp. 345 (D.N.J. 1985) 10

Klapprott v. United States,
　335 U.S. 601 (1949)...21

Kramer v. Time Warner Inc.,
　937 F.2d 767 (2d Cir. 1991)...1

Lipsky v. Commonwealth United Corp.,
　551 F.2d 887 (2d Cir. 1976)...26, 27

Table of Authorities
(Continued)

Page(s)

Cases

Ludlow Corp. v. Tyco Lab'ys, Inc.,
    529 F. Supp. 62 (D. Mass. 1981) 9

Momenta Pharms., Inc. v. Amphastar Pharms., Inc.,
    834 F. Supp. 2d 29 (D. Mass. 2011) 21

Nano Dimension Ltd. v. Murchinson Ltd.,
    102 F.4th 136 (2d Cir. 2024) 9, 18

Nano Dimension Ltd. v. Murchinson, Ltd.,
    681 F. Supp. 3d 168 (S.D.N.Y. 2023) 10, 18

Nat'l Ass'n of Gov't Emps., Inc. v. Yellen,
    120 F.4th 904 (1st Cir. 2024) 19

Paye v. Atrium Med. Corp.,
    2023 WL 349894 (D. Mass. Jan. 20, 2023) 18

In re Platinum & Palladium Commodities Litig.,
    828 F. Supp. 2d 588 (S.D.N.Y. 2011) 26, 27

Rubenstein v. Berkowitz,
    2019 WL 1382766 (S.D.N.Y. 2019) 19

Sierra Club v. United States Army Corps of Eng'rs,
    997 F.3d 395 (1st Cir. 2021) 21, 22

Suna v. Bailey Corp.,
    107 F.3d 64 (1st Cir. 1997) 17

Sundaram v. Briry, LLC,
    9 F.4th 16 (1st Cir. 2021) 8

Taro Pharm. Indus., Ltd. v. Sun Pharm. Indus., Ltd.,
    2010 WL 2835548 (S.D.N.Y. July 13, 2010) 10

Tax-Free Fixed Income Fund for P.R. Residents, Inc. v. Ocean Cap. LLC,
    2023 WL 5835786 (D.P.R. Aug. 10, 2023) 9

Teamsters, Chauffeurs, Warehousemen & Helpers Union, Loc. No. 59 v.
    Superline Transp. Co.,
    953 F.2d 17 (1st Cir. 1992) 21

Treadway Cos. v. Care Corp.,
    638 F.2d 357 (2d Cir. 1980) 9

Table of Authorities
(Continued)

Page(s)

Cases

Twin City Fire Ins. Co. v. SLRA Inc.,
  2020 WL 3035793 (N.D. Cal. June 5, 2020) 27

United States v. Ovist,
  608 F. App'x 485 (9th Cir. 2015) 26

Vestcom Int'l, Inc. v. Chopra,
  114 F. Supp. 2d 292 (D.N.J. 2000) 10, 14, 15

Vivo Cap. Fund VIII, L.P. v. Borho,
  No. 652489/2025 (N.Y. Sup. Ct., N.Y. Cnty.)..5

Vladimir v. Bioenvision Inc.,
  606 F. Supp. 2d 473 (S.D.N.Y. 2009)...18

Winter v. Nat. Res. Def. Council, Inc.,
  555 U.S. 7 (2008)...21, 22

Statutes & Other Authorities

17 C.F.R. § 240.13d-5(b)(1) 19

Fed. R. Civ. P. 9(b) 5, 8, 17, 18

Fed. R. Civ. P. 11(b) 26

Fed. R. Civ. P. 12(b) .... *passim*

Fed. R. Civ. P. 15...17, 20

Fed. R. Civ. P. 59...21

Fed. R. Civ. P. 60(b) 6, 8, 20, 21

Private Securities Litigation Reform Act of 1995 ....5, 8, 17, 18

Securities Exchange Act of 1934... *passim*

U.S. Const., Art. III, § 2, cl. 1 ....5, 8

PRELIMINARY STATEMENT

Plaintiff's allegations are entirely without merit, both as a matter of pleading and of fact. Seeking to use Section 13(d) as a weapon against the defendants, Plaintiff's complaints are essentially a witch hunt based on speculation and false accusations. Plaintiff pretends to seek information that has been disclosed and is in the public domain, on the one hand, or tries to force Defendants to make disclosures that are untrue, on the other. Critically, however, Plaintiff's claim has been mooted by recently-filed Schedule 13D amendments, and Plaintiff's amended complaint leaves untouched its now-mooted claim. A Section 13(d) claim cannot survive disclosure of the parties' dispute in an amended Schedule 13D, let alone disclosure of alleged omissions.

On July 1, July 3, and July 7, 2025, Defendant 1Globe Capital LLC ("1Globe") and non-party 1Globe Biomedical (Hong Kong) Company Limited ("1Globe Biomedical") filed amendments to Schedule 13D with the U.S. Securities and Exchange Commission ("SEC") concerning their beneficial ownership of shares of Sinovac Biotech Ltd. ("Sinovac"), the parent of the company that developed a tremendously profitable Covid-19 vaccine. Those July 2025 amendments disclosed, among other things, the categories of information referenced in the Court's recent preliminary injunction order ("Order"), the existence of this lawsuit, a summary of Plaintiff's claim, the Court's Order itself, and other facts to fully comply with the Order. They dictate dismissal of Plaintiff's claim as well as dissolution of the preliminary injunction.

Before turning to the legal issues, the broader context merits mention.[1] This litigation is part of an obvious retaliatory effort by Vivo Capital to weaponize Section 13(d) against 1Globe,

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[1] The Court may consider background material, without placing any evidentiary reliance on its contents, and not run "afoul of the rule that a district court must confine itself to the four corners of the complaint when deciding a motion to dismiss under Rule 12(b)(6)." *Kramer v. Time Warner Inc.*, 937 F.2d 767, 773 (2d Cir. 1991).

which is the principal shareholder of Sinovac that stood up to protect shareholder interests when Vivo Capital's cronies refused to accept the fact that shareholders had voted them out of office as directors. Vivo and its allies have controlled Sinovac for the last seven years (until early 2025), even though the board was comprised of "imposters" ever since the shareholder vote in 2018, as the United Kingdom's Privy Council has held.[2] Since that time, due to the actions of this imposter board, including Vivo's principal, ordinary shareholders suffered a trading halt for six years and have received no dividends. They faced the risk of having their shares diluted by an unlawful poison pill agreement and having shares bought by Vivo and its allies at $7.00 per share, an undermarket price. At same time, pursuant to a fraudulent PIPE transaction, Vivo Capital and Advantech Capital Partners Ltd. ("Advantech") purported to acquire 11.8 million Sinovac shares at a below-market price and an illegal extra board seat for one of Vivo's principals in exchange for a promise to vote in favor of the now-ousted incumbent directors. Adding to this unsavory quid pro quo, the ousted directors arranged for Sinovac's subsidiary to enter into an unnecessary $15 million loan transaction with a Vivo Capital affiliate and Advantech, allowing it to siphon off approximately $1 billion in dividends from the subsidiary's successful Covid-19 vaccine, all to the detriment of the vast majority of Sinovac shareholders, while announcing no dividend payment to the ordinary Sinovac's Nasdaq shareholders for the foreseeable future. As such, Sinovac's Nasdaq shareholders have been in a hopeless situation for seven years, unable to trade their shares while watching Vivo and its allies siphon billions of dollars from Sinovac's operating entity in China.

At its own considerable expense, paying for seven years of litigation, 1Globe, a cancer-focused R&D company, has championed the rights of the ordinary shareholders, ultimately

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[2] The Privy Council Judgment ("PCJ") was previously filed as Exhibit 1 to the Declaration of Matthew C. McDonough in Support of Defendants' Opposition to Plaintiff's Motion for Preliminary Injunction ("McDonough Decl."). *See* Doc. No. 22-1.

vindicating their votes in favor of a new board of directors at a 2018 shareholder meeting by litigating the issue all the way to the United Kingdom's Privy Council, where it achieved a complete victory. McDonough Decl., Ex. 1. Had 1Globe not taken that principled stand and brought suit to ensure that shareholders' votes were counted, Vivo Capital and its allies would continue to manage—and frankly, loot—Sinovac. Immediately after the Privy Council ruling, the newly reconstituted board, chaired by Dr. Li, set its sights on restoring fairness, announcing the distribution of a dividend to legitimate shareholders. McDonough Decl., ¶ 17 & Ex. 16. ISS and Glass Lewis, two independent world leading corporate governance firms, commended the Board, led by Dr. Li, in restoring fairness and correcting corporate governance failures caused by Vivo and its imposter board.

The foregoing is why Vivo Capital, Advantech, and their cronies have targeted 1Globe and Dr. Li for many years through a campaign of litigation and disparagement: They wish to stop 1Globe's fight for fairness, regain control of Sinovac following the Privy Council's ruling, and keep their ill-gotten gains, yet 1Globe and Dr. Li stand in the way, championing ordinary shareholders. Accordingly, they have launched multiple lawsuits against Sinovac, 1Globe, and Dr. Li, including this lawsuit, using falsified stories for the sole purpose of regaining control. Plaintiff's claim in this case is based primarily on an SEC settlement from 2020, which involved purely technical issues of non-compliance, with no accusation of any intentional misconduct, let alone fraud. *See In re 1Globe Cap., LLC*, Exchange Act Release No. 88864, 2020 WL 2502266 (May 13, 2020). 1Globe amended its Schedule 13D in December 2020, fully addressing the issues raised. McDonough Decl., ¶ 11 & Ex. 10.

Subsequently, there have been no changes in 1Globe's or Dr. Li's ownership of shares or intentions that required the filing of a Schedule 13D amendment, until June 27, 2025, when a decision on how to vote at a July shareholder meeting required a filing.[3] 1Globe's amendment on

July 1, 2025 disclosing that decision also addresses all of the categories of information identified

by this Court in its Order. *See* Frank Decl., Ex. 1.

On the other hand, Vivo Capital's conduct has been outrageous. Notably, Vivo Capital

alleges that the majority of Sinovac shareholders have recently voted in favor of a new board,

when no such thing occurred. Doc. No. 46 ("Amended Complaint" or "AC") ¶ 9. The recent

shareholder meeting was lawfully adjourned without any vote being taken, pending resolution of

the legal dispute concerning the 2018 PIPE-issued shares. *See* Frank Decl., ¶¶ 6–7 & Exs. 5–6.

After that adjournment, Vivo Capital and its allies purported to hold their own minibus meeting,

where they claim to have voted themselves back into power, thus creating an "imposter board"

again. *See* Frank Decl., ¶ 8 & Ex. 7. Trying to get Dr. Li to give up the fight, they also added Dr.

Li to their board slate (which apparently means, according to Plaintiff, that he was elected again).

See Frank Decl., Ex. 1; AC ¶ 9.

Vivo Capital's effort to weaponize Section 13(d) to advance its effort to regain control of

Sinovac is transparent. It promptly touted this Court's Order in press materials targeted at

shareholders, misusing the Court's words to advance its cause. *See* Frank Decl., ¶ 9 & Ex. 8.

Further, Vivo Capital obtained this Court's Order by concocting false stories, without evidence,

about 1Globe, suggesting it is a party to a sanction by Chinese regulators in alleged criminal

activity in China and a forged document in Hong Kong. As discussed below, those stories are

untrue: 1Globe and Dr. Li have never been sanctioned or investigated in any regulatory or criminal

investigation or legal proceedings in China or Hong Kong. On the contrary, 1Globe and Dr. Li

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[3] *See* Declaration of Jason D. Frank in Support of Defendants' Motion to Dismiss Amended Complaint and Motion to Dissolve Preliminary Injunction ("Frank Decl."), ¶ 2 & Ex. 1.

are well respected in their fields internationally. Dr. Li serves as an honorary expert and professor

for China's state council as well as in universities in China, Korea, Japan and the United States.

This action is only one of the many harassing actions and lawsuits that Vivo Capital and

its allies have brought to regain control of Sinovac. *See* Frank Decl., ¶ 10 & Ex. 9. They are now

voluntarily dismissing many of their lawsuits before any adjudication of the merits, evidencing

their abuse of legal process. *See, e.g.*, *Vivo Cap. Surplus Fund VIII, L.P. v. OrbiMed Advisors*

LLC, No. 1:25-cv-03051-JPO (S.D.N.Y.), Doc. No. 26 (voluntary dismissal of claim against

OrbiMed for alleged failure to disclose it formed a group with 1Globe); *Vivo Cap. Fund VIII, L.P.*

v. Borho, No. 652489/2025 (N.Y. Sup. Ct., N.Y. Cnty.), Doc. No. 132 (notice of motion and

motion to discontinue action).[4] While Plaintiff obtained preliminary relief from this Court, this

case is now moot, and the preliminary injunction should be dissolved.

This Court has jurisdiction only over "cases and controversies." U.S. Const., Art. III, § 2,

cl. 1. In its original Complaint and the Amended Complaint, Plaintiff alleges that Defendants

failed publicly to disclose several discrete categories of information that are discussed in detail

below. Those allegations are based on a settlement that Defendants reached with the SEC in 2020,

after which 1Globe filed an amended Schedule 13D. As a result, Plaintiff's allegations are

conclusory and meritless. But more importantly, Plaintiff's claim has been mooted by recently

filed Schedule 13D amendments. Accordingly, this Court should dismiss Plaintiff's Amended

Complaint for lack of subject matter jurisdiction and for failure sufficiently to plead its claim. *See*

Fed. R. Civ. P. 12(b)(1), 12(b)(6), 9(b), and the Private Securities Litigation Reform Act of 1995

("PSLRA").

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[4] *See* Frank Decl., ¶ 11 & Ex. 10.

Similarly, 1Globe's recent amendments serve as grounds, under Rule 60(b) of the Federal Rules of Civil Procedure, for this Court to dissolve its preliminary injunction. That ruling was predicated, in part, on the fact that 1Globe had not needed to file a Schedule 13D since December 2020. But given the recent amendments, the circumstances have now changed, and Plaintiff's claim is moot. And, as discussed below, the Court's ruling also was based on Plaintiff's entirely false stories and inadmissible evidence. Accordingly, pursuant to Rule 60(b) of the Federal Rules of Civil Procedure, this Court should dissolve the preliminary injunction.

BACKGROUND FACTS

On April 14, 2025, Plaintiff filed the Complaint, alleging a single count for violation of Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act"). Doc. No. 1 ¶¶ 44–45. Plaintiff alleges that Defendants failed to disclose: (1) any information relating to Dr. Jiaqiang Li ("Dr. Li"), including that he is no longer a passive investor; (2) 1Globe and Dr. Li's aggregate beneficial ownership of Sinovac stock; (3) the formation of an alleged group among 1Globe, Dr. Li, OrbiMed Advisors LLC ("OrbiMed"), and others; (4) a description, in Item 4 of Schedule 13D, of their plans and proposals regarding Sinovac; and (5) a description, in Item 6 of Schedule 13D, of their arrangements, understandings, or relationships with others with respect to Sinovac shares. *Id.* On June 30, 2025, this Court granted in part and denied in part Plaintiff's motion for preliminary injunction. *See* Doc. No. 39 at 13.

On June 27, 2025, 1Globe voted against a recently proposed slate of directors. It also instructed CDH Utopia Limited and asked related parties (*i.e.*, Dr. Li's relatives referenced in 1Globe's Schedule 13D amendments) to so vote. They disclosed that activity in Amendment No.

4 to Schedule 13D filed on July 1, 2025.[5] In Amendment No. 4, 1Globe disclosed not only its recent voting activity, but also additional information that has long been public. Despite the fact that this information had long been public, in Amendment No. 4, 1Globe set forth: (1) Dr. Li's ownership relationship to 1Globe; (2) 1Globe's and Dr. Li's aggregate beneficial ownership of Sinovac stock; (3) 1Globe's current relationship with OrbiMed; (4) a description, in Item 4 of Schedule 13D, of plans and proposals regarding Sinovac; and (5) a description, in Item 6 of Schedule 13D, of arrangements, understandings, or relationships with others with respect to Sinovac shares. *See* Frank Decl., Ex. 1.

On July 3 and July 7, 2025, 1Globe filed further amendments to Schedule 13D.[6] In Amendment Nos. 5 and 6, 1Globe disclosed this dispute, summarizing Plaintiff's claim and allegations and the dispute between the parties, including 1Globe's intent to vigorously defend against Plaintiff's claim. 1Globe disclosed this case by name and civil action number, and it further disclosed that, on June 30, 2025, this Court granted in part and denied in part Plaintiff's motion for preliminary injunction. *See, e.g.*, Frank Decl., Ex. 3 at 6 (Item 4).

On July 25, 2025, Plaintiff filed the Amended Complaint. *See* Doc No. 42. As a blackline demonstrates, Plaintiff's claim for violation of Section 13(d) of the Exchange Act is unchanged. *See* Frank Decl., Ex. 4 ¶¶ 62–63 (blackline comparing Count I of Amended Complaint to Count I of original Complaint). The few allegations in the Amended Complaint that are new are no different than the old: Essentially, Plaintiff alleges that Dr. Li should have separately filed a

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[5] *See* AC, Ex. 6; Frank Decl., ¶ 2 & Ex. 1 (Amendment No. 4 to Schedule 13D filed on July 1, 2025) ("Amendment No. 4").

[6] *See* AC, Exs. 7–8; Frank Decl., ¶¶ 3–4 & Exs. 2 (Amendment No. 5 to Schedule 13D filed on July 3, 2025) ("Amendment No. 5") & 3 (Amendment No. 6 to Schedule 13D filed on July 7, 2025) ("Amendment No. 6"). Amendment No. 5 included a typographical error and omitted intended updates to Items 4 and 6, leading to the filing of Amendment No. 6.

Schedule 13D disclosing that he is the ultimate beneficial owner of 1Globe's Sinovac holdings,

making no mention of the fact that the public knew that fact since at least 2020 and Amendment

No. 4 discloses that fact. *Id.* ¶ 55. In addition, Plaintiff makes no mention of Amendment No. 4's

disclosure that the shares previously held by the Chiang Li Family reported in the Schedule 13G

filed on April 11, 2016 were ultimately sold to CDH Utopia Limited, as reported in 1Globe's

Amendment No. 3. Plaintiff again alleges in a wholly conclusory fashion that 1Globe has "formed

a group with OrbiMed" and should have disclosed its purported plans with OrbiMed. *Id.* ¶ 56.

But 1Globe disclosed its dispute with Plaintiff on this issue, as well as the parties' conflicting

positions, in Amendment Nos. 5 and 6. As discussed below, Plaintiff's claim is meritless and

should be dismissed.

ARGUMENT

The filing of Amendment Nos. 4, 5, and 6 moot Plaintiff's claim and dictate dismissal

under Rules 12(b)(1), 12(b)(6), 9(b), and the PSLRA. They also provide cause for this Court to

dissolve the preliminary injunction under Rule 60(b).

I.   THIS COURT SHOULD DISMISS THE AMENDED COMPLAINT.[7]

    A.   This Court Should Dismiss Plaintiff's Claim Under Rule 12(b)(1).

        1.   This Court Has No Jurisdiction to Adjudicate Moot Claims.

This Court's Article III authority provides it with jurisdiction to adjudicate "cases and

controversies." U.S. Const. art. III, § 2, cl. 1. "[T]hat authority extends only to live cases and

controversies, not to those which are or have become moot." *Sundaram v. Briry, LLC*, 9 F.4th 16,

18 (1st Cir. 2021). "When a case is moot—that is, when the issues presented are no longer live or

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[7] To support this motion to dismiss, Defendants rely solely on the Amended Complaint and documents attached thereto or incorporated therein by reference, including Schedule 13D amendments.

when the parties lack a legally cognizable interest in the outcome—a case or controversy ceases

to exist, and dismissal of the action is compulsory." *Cruz v. Farquharson*, 252 F.3d 530, 533 (1st

Cir. 2001).

2. Where a Defendant Files an Amended 13D that Moots a Plaintiff's Section 13(d) Claims, Courts Dismiss Claims Under Rule 12(b)(1).

Claims under Section 13(d) are mooted when allegedly omitted information is disclosed to

shareholders. *See, e.g.*, *Nano Dimension Ltd. v. Murchinson Ltd.*, 102 F.4th 136, 139 (2d Cir.

2024) (affirming dismissal of Section 13(d) claims "because the alleged Section 13(d) violations

were cured [by a Schedule 13D disclosure] while this case was pending before the district court");

Treadway Cos. v. Care Corp., 638 F.2d 357, 380 (2d Cir. 1980) ("Since the informative purpose

of § 13(d) had thereby been fulfilled [by an amended disclosure], there was . . . no basis for . . .

relief."). Indeed, a defendant does not have to disclose allegedly omitted information to moot a

plaintiff's claims. If a defendant merely identifies in an amended Schedule 13D the existence of

a dispute and the conflicting positions taken by the parties, then that is sufficient to moot a Section

13(d) claim (the "*Avnet* Rule"). *See Avnet, Inc. v. Scope Indus.*, 499 F. Supp. 1121, 1124–26

(S.D.N.Y. 1980).

Courts in the First Circuit follow this same approach. As one District Court explained:

"[A] curative filing can render a Section 13(d) claim moot. A curative filing does not require

admission of wrongdoing or of violation of securities law." *Tax-Free Fixed Income Fund for P.R.*

Residents, Inc. v. Ocean Cap. LLC, 2023 WL 5835786, at *4 (D.P.R. Aug. 10, 2023) (citation

modified), *report and recommendation adopted*, 2023 WL 5830381 (D.P.R. Sep. 8, 2023), *aff'd*,

137 F.4th 6 (1st Cir. 2025); *see Ludlow Corp. v. Tyco Lab'ys, Inc.*, 529 F. Supp. 62 (D. Mass.

1981) (dismissing Section 13(d) claims because defendant's recent Schedule 13D disclosures dispelled "whatever ambiguity or confusion may have been created" by defendant's earlier filing, stating: "[T]his is as much as Section 13(d) requires by way of equitable relief.").

Consistent with these authorities, and often relying on *Avnet*, numerous cases around the country have held that, where an amended Schedule 13D discloses information that was allegedly omitted, then any claim alleging those omissions should be dismissed by the court as moot. *See, e.g.*, *Taro Pharm. Indus., Ltd. v. Sun Pharm. Indus., Ltd.*, 2010 WL 2835548, at *10 (S.D.N.Y. July 13, 2010) (dismissing claim, noting that, "[i]n the context of Section 13D filings, '[i]t has been stated as the general rule that once a subsequent 13D filing cures alleged omissions in a prior filing, the § 13(d) claim alleging omissions must be dismissed as moot'") (quoting *Vestcom Int'l, Inc. v. Chopra*, 114 F. Supp. 2d 292, 297–98 (D.N.J. 2000)); *Hubco, Inc. v. Rappaport*, 628 F. Supp. 345, 354 (D.N.J. 1985) ("Where an appropriate amendment to a 13D has been made, the violation is usually considered cured."); *Forte Biosciences, Inc. v. Camac Fund, LP*, 2024 WL 2946584, at *3 (N.D. Tex. June 11, 2024) (dismissing Section 13(d) claims, explaining that "disclosing [the plaintiff's] contentions while continuing to dispute them is sufficient disclosure"); *Nano Dimension Ltd. v. Murchinson, Ltd.*, 681 F. Supp. 3d 168, 185 (S.D.N.Y. 2023), *aff'd*, 102 F.4th 136 (2d Cir. 2024) (affirming, as "the district court correctly concluded", that the defendants' "amended filings satisfied Section 13(d), warranting dismissal of" the claims). It is thus well-settled that a filing of an amended Schedule 13D that addresses alleged omissions is sufficient to moot the Section 13(d) claim, even where the amendment merely identifies the existence of the dispute and the conflicting positions of the parties.

3.   The Section 13D Amendments Moot Plaintiff's Claim Here, and This Complaint Should Be Dismissed.

As 1Globe's recent Schedule 13D amendments evidence, there have been no events warranting a Schedule 13D amendment until the recent shareholder meeting. Nonetheless, without conceding that any prior filing was deficient, Amendment No. 4 contains information that Plaintiff

asserts was absent from 1Globe's earlier Schedule 13D filings. In addition, in Amendment Nos.

5 and 6, 1Globe identified this civil action, fairly described Plaintiff's claim, and further disclosed

that it disputed Plaintiff's allegations. These disclosures moot Plaintiff's claim, and this Court

should grant Defendants' motion to dismiss.

> a.   Plaintiff's Claim is Mooted by the Extensive Disclosures in
> Amendment No. 4.

As discussed below, Amendment No. 4 disclosed information relating to (1) Dr. Li, (2) the

aggregated beneficial ownership by 1Globe and Dr. Li of Sinovac stock, (3) the relationship

between the Defendants and OrbiMed, as well as information in response to (4) Item 4 and (5)

Item 6 of Schedule 13D, the exact categories of information sought by Plaintiff in this case. *See*

AC ¶¶ 62–63.

> (1)   *Information Relating to Dr. Li*

Mooting the first allegation in Plaintiff's claim, Amendment No. 4 provides information

relating to Dr. Li. *See* AC ¶¶ 62(1), 63(3). It clarified that those shares reported in a Chiang Li

Family Schedule 13G filed in 2016 were ultimately sold to Utopia Limited in 2020 and no shares

have been held directly by Dr. Li ever since. It further states that Dr. Li is the chairman of 1Globe

and 1Globe Biomedical, and that Dr. Li "may be deemed the ultimate beneficial owner of the

Common Shares held by 1Globe Capital LLC and 1Globe Biomedical (Hong Kong) Company

Limited, as he directly or indirectly exercises sole voting and dispositive power over such shares

as chairman of each entity." Frank Decl., Ex. 1 at 5–6. Additionally, Amendment No. 4 states

that Dr. Li is potentially "deemed to beneficially own" the shares of CDH Utopia Limited, as

1Globe Biomedical (Hong Kong) Company Limited "possesses voting rights in 70% of the Subject

Shares . . . as well as certain financial upside for the total 6,000,000 Common Shares" that are held by CDH Utopia Limited. Frank Decl., Ex. 1 at 6. This information moots Plaintiff's claim that

1Globe and Dr. Li have failed to disclose any information relating to Dr. Li's beneficial ownership

of Sinovac stock.

(2)   *Aggregate Beneficial Ownership of Sinovac Stock*

Amendment No. 4 also moots Plaintiff's claim that 1Globe's and Dr. Li's beneficial

ownership of Sinovac stock is not disclosed. *See* AC ¶¶ 62(2), 63(2). Amendment No. 4 states

that 1Globe and 1Globe Biomedical beneficially own 18,515,315, or 32.3%, of the common shares

of Sinovac. Frank Decl., Ex. 1 at 2–3. Given that Amendment No. 4 states that Dr. Li may be

deemed the beneficial owner of the common shares held by 1Globe and 1Globe Biomedical, these

statements together establish that Dr. Li may be deemed the beneficial owner of 18,515,315

common shares, which is the amount of common shares that the form indicates that 1Globe and

1Globe Biomedical beneficially own.

(3)   *Relationship Between 1Globe, Dr. Li, and OrbiMed*

Mooting Plaintiff's allegation concerning an alleged failure to disclose the relationship

between 1Globe, Dr. Li, and OrbiMed (*see* AC ¶¶ 62(3), 63(4)), Amendment No. 4 also discloses

details concerning that relationship. Specifically, Amendment No. 4 states:

> Dr. Li and two senior partners of OrbiMed Advisors LLC currently serve on the
> Board in accordance with the Judgment issued by the Privy Council on January 16,
> 2025, the Privy Council's Order dated February 5, 2025, and Antiguan law. 1Globe
> Capital, along with OrbiMed Advisors LLC and certain OrbiMed Advisors LLC
> affiliates . . . have been co-defendants in multiple lawsuits filed by certain affiliates
> of Vivo Capital LLC and by Advantech Capital Partners Ltd.'s affiliate Prime
> Success, L.P. against the Issuer [Sinovac], and co-plaintiffs in one action related to
> the Disputed PIPE (as defined in the Schedule 13D). . .

Frank Decl., Ex. 1 at 6. This latter action is the very case in which Plaintiff complains that 1Globe

and OrbiMed are jointly represented. AC ¶ 51. Amendment No. 4 also states: "There is no arrangement or agreement between 1Globe Capital and OrbiMed to acquire, hold, vote, or dispose

of any of the Issuer's securities." Frank Decl., Ex. 1 at 6. Plaintiff pleads no fact to the contrary.

(4)   *Description in Item 4 of 1Globe's Plans or Proposals to Act in Concert with Other Shareholders*

Mooting Plaintiff's claim respecting Item 4 of Schedule 13D (AC ¶¶ 62(4), 63(5)),

Amendment No. 4 includes a description of 1Globe's plans or proposals to act in concert with

other shareholders of Sinovac. 1Globe discusses two proposals contained in a proxy statement

filed with the SEC on June 18, 2025 in advance of a Special Meeting of Sinovac's shareholders

scheduled for July 8, 2025. *See* Frank Decl., Ex. 1 at 5. These proposals, submitted by another

shareholder, seek to (1) remove the current Board members except for Dr. Li (proposal 1) and (2)

replace the current Board with a slate of new directors if the first proposal is successful (proposal

2). Frank Decl., Ex. 1 at 5. Amendment No. 4 states that Dr. Li "made it clear that he would vote

against both proposals at the Special Meeting in support of the current Board." Frank Decl., Ex.

1 at 5. Amendment No. 4 also states that, on June 27, 2025, 1Globe "voted 6,812,855 Common

Shares of the Issuer against both proposals described in the proxy statement filed with the U.S.

Securities and Exchange Commission on June 18, 2025 relating to the Special Meeting of the

Issuer's shareholders to be held on July 8, 2025." Frank Decl., Ex. 1 at 5. Amendment No. 4

further states that: (1) 1Globe Biomedical "instructed CDH Utopia Limited to vote 4,200,000 of

the Subject Shares . . . held by CDH Utopia Limited for which 1Globe Biomedical (Hong Kong)

Company Limited possesses voting rights 'AGAINST' proposal 1 and 'AGAINST' proposal 2";

and (2) Dr. Li "asked related parties of the reporting persons which hold 5,702,460 Common

Shares to vote all shares 'AGAINST' proposal 1 and 'AGAINST' proposal 2[,]" which

Amendment 4 noted were the shares owned by persons referenced in a Schedule 13D amendment

filed in December 2020. Frank Decl., Ex. 1 at 5–6.

        (5)   *Description in Item 6 of 1Globe's Arrangements,*
                   Understandings, or Relationships with Other Shareholders

Mooting the final aspect of Plaintiff's claim (*see* AC ¶¶ 62(5), 63(6)), in Item 6 of

Amendment No. 4, 1Globe describes its arrangements, understandings, or relationships with other

shareholders. As explained above, it states that 1Globe and OrbiMed (along with certain of its

affiliates) are co-defendants in multiple lawsuits filed by certain affiliates of Vivo Capital LLC

and by Advantech's affiliate Prime Success, L.P. As also noted above, Amendment No. 4 also

discloses that 1Globe and OrbiMed are co-plaintiffs in an action related to the disputed PIPE.

Frank Decl., Ex. 1 at 6. Amendment No. 4 also states that there is "no arrangement or agreement"

between 1Globe and OrbiMed "to acquire, hold, vote, or dispose of" any of Sinovac's securities.

Frank Decl., Ex. 1 at 6. Again, Plaintiff fails to plead any fact to the contrary.

        b.   Plaintiff's Claim is Mooted by the Disclosure of this Action in
               Amendment Nos. 5 and 6.

As discussed above, the disclosure of a Section 13(d) plaintiff's contentions, even while

continuing to dispute them, is sufficient to moot Section 13(d) claims asserted by a plaintiff.

Accordingly, Amendments Nos. 5 and 6 also independently moot Plaintiff's claim here.

The court's decision in *Chopra* is instructive. *Chopra*, 114 F. Supp. 2d at 297–98. There,

after defendants amended their Schedule 13D to disclose the plaintiff's lawsuit, the plaintiff took

the position that the Schedule 13D disclosure remained insufficient because it failed to disclose

the defendants' "present intent and plan to oust [the plaintiff's] board." 114 F. Supp. 2d at 294.

The plaintiff also argued that the defendants should be ordered to direct a communication to

shareholders to "admit[] to violating the securities laws." *Id.* at 297. The court disagreed:

> Defendants disclosed the existence of [the] lawsuit and plaintiff's allegations with
> regard to the original Schedule 13D and the pre-amendment proxy solicitation.
> Plaintiff cannot avoid the mootness problem by claiming that defendants' filing
> remains false until they admit prior, alleged wrongdoing.

Id. at 300. To summarize, by disclosing the lawsuit and the plaintiff's contentions in the amended

Schedule 13D, the defendants provided the necessary amount of information to moot the plaintiff's

Section 13(d) claims. Accordingly, the court dismissed those claims with prejudice. *Id.* at 303.

See also Cartica Mgmt., LLC v. Corpbanca, S.A., 50 F. Supp. 3d 477, 495–96 (S.D.N.Y. 2014)

(holding that defendant's disclosure of plaintiff's contention that it had formed a group with

another shareholder, where it explained the complaint, refuted the allegations, and disclaimed that

it had formed a group, was "sufficient").

Here, Defendants have disclosed this lawsuit and Plaintiff's bedrock contentions, just like

the *Chopra* defendants, mooting Plaintiff's claim. In Amendment No. 6, Defendants identified

this action by name and civil action number, described Plaintiff's Section 13(d) claim, and disputed

Plaintiff's allegations. With this additional information now disclosed in Amendment No. 6,

Defendants have done all that is required of them to render Plaintiff's claim moot. Accordingly,

dismissal of the claim is warranted. *See id.* at 300; *Avnet*, 499 F. Supp. at 1123, 1125 (finding that

an amended Schedule 13D disclosure mooted a Section 13(d) claim).

c.   Taken Together, Amendments Nos. 4, 5, and 6 Moot Plaintiff's Claim.

While the filing of either Amendment No. 4, on the one hand, or No. 5 or 6, on the other,

is independently sufficient to moot Plaintiff's claim, taken together they moot Plaintiff's claim as

well. As set forth above, in Amendment No. 4, 1Globe disclosed (1) details relating to Dr. Li; (2)

information about the aggregate beneficial ownership of Sinovac stock by 1Globe and Dr. Li; (3)

details about the relationship between 1Globe, Dr. Li, and OrbiMed; (4) a description in Item 4

about 1Globe's plans regarding Sinovac's governance and business; and (5) a description in Item

6 of the extent of 1Globe's relationship with other shareholders. In Amendments Nos. 5 and 6,

1Globe has disclosed this lawsuit, including a summary of Plaintiff's allegations and 1Globe's disagreement with them. In making these amendments, 1Globe has provided fulsome disclosure to investors, and there is no case or controversy left for this Court to resolve. Amendment Nos. 4, 5, and 6 moot Plaintiff's claim, and this Court should grant this motion to dismiss.

In its Amended Complaint, Plaintiff alleges that these Schedule 13D amendments were insufficient because (1) Dr. Li did not separately file a Schedule 13D amendment; and (2) 1Globe did not disclose that it formed a group with OrbiMed and other alleged contentions regarding that alleged group and its purported plans. AC ¶¶ 55–56. Neither allegation survives scrutiny.

As discussed above, in Amendment No. 4, 1Globe disclosed its relationship with Dr. Li as well as the fact that he is the ultimate beneficial owner of its shares of Sinovac, and it disclosed the amount of those shares as well. *See supra* § I.A.3.a.(1). It also disclosed that the Chiang Li Family shares that had been previously disclosed in a Schedule 13G in 2016 had been sold to CDH Utopia Limited, as reflected in Amendment No. 3 filed in March 2020. *See* AC, Ex. 4. Plaintiff does not because it cannot explain why shareholders would be better served if Defendants disclosed this information in two Schedules 13D rather than one. And while Plaintiff tries to draw meaning from this Court's Order applying to both Defendants, it neglects to note that the Order referred to the filing of a singular updated amendment: "***an*** amended and accurate Schedule 13D." Doc. No. 39 at 13 (emphasis added). Plaintiff's allegation is also mooted by the *Avnet* Rule, because 1Globe disclosed Plaintiff's allegation that "Defendants failed to disclose: (1) any information relating to Li, including that he is not a passive investor[.]" Frank Decl., Ex. 2 at 6 (Item 4); Ex. 3 at 6 (Item 4).

As for the allegation that Defendants failed to disclose it a group with OrbiMed and their purported collective plans, that allegation was advanced in the original complaint, and it is subject to the *Avnet* Rule. In Amendment Nos. 5 and 6, 1Globe disclosed the existence of this litigation,

Plaintiff's bedrock allegations, and its disagreement with Plaintiff. The shareholders are on notice of Plaintiff's claim, which moots that claim. In sum, the amendments moot Plaintiff's claim, and Plaintiff's few new allegations do not change that fact.

B.   **This Court Should Dismiss The Amended Complaint Under Rule 12(b)(6), Rule 9(b), And The PSLRA.**

Plaintiff's Amended Complaint should also be dismissed under Rule 12(b)(6), Rule 9(b), and PSLRA. First, Plaintiff fails sufficiently to plead that any fact required to be disclosed has not been disclosed. Second, Plaintiff lacks standing and has failed to cure it failure with a supplemental pleading under Rule 15(d).

1.   **Plaintiff's Conclusory Allegations Are Legally Inadequate.**

Plaintiff's allegations are subject to the heightened pleading standards of the PSLRA and Rule 9(b). 15 U.S.C. §§ 78u-4(b)(1)–(3); Fed. R. Civ. P. 9(b). The PSLRA applies to "any private action arising under" the Exchange Act, including Section 13(d), in which the plaintiff alleged an "untrue" or "misleading" statement of material fact. 15 U.S.C. §§ 78u-4(b)(1); *see also* 15 U.S.C. §§ 78a *et seq.* (codifying the Exchange Act). The PSLRA requires that the complaint "specify each statement alleged to have been misleading" and "the reason or reasons why the statement is misleading." 15 U.S.C. §§ 78u-4(b)(1). The PSLRA also provides that, when "an allegation regarding the statement or omission is made on information and belief," then "the complaint shall state with particularity all facts on which that belief is formed." *Id.*

Similarly, Rule 9(b) requires that a plaintiff alleging fraud or mistake "must state with particularity the circumstances constituting fraud or mistake." Fed. R. Civ. P. 9(b). Plaintiffs must, among other things, "explain why the statements were fraudulent." *Suna v. Bailey Corp.*, 107 F.3d 64, 73 (1st Cir. 1997) (citation modified). Regardless of how a plaintiff styles its allegations, Rule 9(b)'s heightened pleading applies when "the claims overall sound in fraud."

Paye v. Atrium Med. Corp., 2023 WL 349894, at *11 (D. Mass. Jan. 20, 2023) (citation modified).

"The hallmarks of fraud are" allegations of "misrepresentation or deceit." *Ed Peters Jewelry Co., Inc. v. C & J Jewelry Co.*, 215 F.3d 182, 191 (1st Cir. 2000).

Here, Plaintiff's allegations sound in fraud and thus are subject to these heightened pleading standards. *See* Doc. No. 1 at 45 (Civil Action Cover Sheet) ("Action for injunctive and other relief relating to ***false and misleading statements*** filed pursuant to the Exchange Act") (emphasis added). Plaintiff's core allegation is that Defendants kept "shareholders and the investing public in the dark." AC ¶ 5. Plaintiff likewise alleges that Defendants "formed an undisclosed group . . . in carrying out a secret plan to replace the Board of Sinovac." AC ¶ 31.

These are exactly the sort of allegations that have been held subject to the heightened PSLRA and Rule 9(b) standards, including in Section 13(d) cases. *See Nano*, 681 F. Supp. 3d at 179 (dismissing complaint and applying heightened pleading standard where crux of complaint was "an alleged scheme to take control of [company] by misleading the market and concealing information")), *aff'd*, 102 F.4th 136 (2d Cir. 2024); *see also Vladimir v. Bioenvision Inc.*, 606 F. Supp. 2d 473, 492–93 (S.D.N.Y. 2009) (applying Rule 9(b) and PSLRA where "central allegation" was that parties supposedly "secretly agreed" to acquire company and "fail[ed] to disclose such a plan"), *aff'd sub nom. Thesling v. Bioenvision, Inc.*, 374 F. App'x 141 (2d Cir. 2010).

Here, the Amended Complaint fails to satisfy these heightened pleading standards, particularly in view of the Schedule 13D amendments. Accordingly, the same reasons that dictate dismissal on mootness grounds dictate dismissal for failure sufficiently to plead a claim.

Nor do Plaintiff's new allegations somehow save the old. As an initial matter, there is nothing new about them, as they merely reassert Plaintiff's original allegations. *Compare* AC ¶¶ 55–56, *with* Doc. No. 1 ¶¶ 44–45. Nor has Plaintiff carried its burden to plead specific facts establishing that Defendants formed a "group" with OrbiMed. A Section 13(d) group is only formed when shareholders "*agree* to act together for the purpose of *acquiring, holding, voting or disposing of equity securities of an issuer*". 17 C.F.R. § 240.13d-5(b)(1) (emphasis added). Plaintiff offers no well-pled factual allegation that such an agreement between OrbiMed and 1Globe exists. *See, e.g., Rubenstein v. Berkowitz*, 2019 WL 1382766, at *5 (S.D.N.Y. 2019) (rejecting "group" allegation where complaint alleged one agreement that was not for an enumerated purpose (*i.e.*, acquiring, holding, voting or disposing of securities) and the complaint is "devoid of any allegations" regarding "any other agreements").[8] And tellingly, Vivo has voluntarily dismissed its parallel lawsuit against OrbiMed. *See Vivo Cap. Surplus Fund VIII, L.P. v. OrbiMed Advisors LLC*, No. 1:25-cv-03051-JPO (S.D.N.Y.), Doc. No. 26 (notice of voluntary dismissal of claim against OrbiMed).

Accordingly, Plaintiff's claim is subject to dismissal on the independent ground that it has failed sufficiently to plead a violation of Section 13(d).

2. Plaintiff Lacks Standing.

Plaintiff lacks standing to assert a claim under Section 13(d) of the Exchange Act. Standing needs to be established at the time of the filing of the complaint. *See Nat'l Ass'n of Gov't Emps., Inc. v. Yellen*, 120 F.4th 904, 909–10 (1st Cir. 2024) (affirming dismissal based on lack of standing). Courts have held that a private right of action may be brought under Section 13(d) for injunctive relief by shareholders, Plaintiff was not a shareholder when this lawsuit was filed.

While Plaintiff alleges that it is a shareholder, the PIPE transaction pursuant to which it purportedly obtained securities was void *ab initio* due to the Former Incumbent Directors' lack of

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[8] Of course, even had Plaintiff sufficiently pleaded that such an agreement currently exists, 1Globe's amendments moot that claim under the *Avnet* Rule. *See supra* § I.A.3.c.

authority and was entered into for an improper purpose, namely entrenching the imposter board.

As the Privy Council found, the Former Incumbent Directors had ceased being directors of the

Company on February 6, 2018. *See* PCJ at ¶¶ 13–16. Accordingly, they did not have any authority

(i) to approve the Company's entry into, or to cause the Company to enter into, the July 2018

agreements comprising the PIPE transaction; or (ii) to allot or issue the PIPE shares.

Hornbook law is replete with the long-standing principles of agency, contract law, and

corporate law that render the actions of persons without authority null and void. In short, the

Plaintiff was not a shareholder of Sinovac when it filed this lawsuit, and it has no standing to bring

the claim it brings here.

At the preliminary injunction stage of this case, Plaintiff sought to mislead this Court,

asserting that it had standing because it separately purchased 84 shares of Sinovac. *See* Reply Br.

(Doc. No. 26) at 2; Declaration of Zhangpin Wu in Support of Plaintiff's Motion for Preliminary

Injunction (Doc. No. 28), ¶¶ 3–4 & Ex. A. Plaintiff did not disclose to the Court that those shares

were purchased on May 14, 2025, one month after the Complaint was filed in this case. *See* Frank

Decl., ¶ 12 & Ex. 11. While this Court noted in its Order that a standing issue may be cured by a

supplemental pleading under Rule 15(d), the Amended Complaint is not a supplemental pleading,

nor does it purport to be. *See* Doc. No. 42. Indeed, it is styled as filed pursuant to Rule 15(a). AC

¶ 1. Plaintiff lacks standing, and the Amended Complaint should be dismissed for this reason, too.

II.   **THIS COURT SHOULD DISSOLVE ITS PRELIMINARY INJUNCTION.**

     A.   **This Court May Dissolve Or Modify Its Prior Orders Under Rule 60(b).**

For the foregoing reasons and others, discussed below, this Court also should dissolve the

preliminary injunction under Rule 60(b) of the Federal Rules of Civil Procedure. A preliminary

injunction is a "judgment" within the meaning of Rules 59(e) and 60(b). *See Momenta Pharms.,*

Inc. v. Amphastar Pharms., Inc., 834 F. Supp. 2d 29, 31 (D. Mass. 2011). "Rule 60(b) invested the federal courts, in certain carefully delimited situations, with the power to 'vacate judgments whenever such action is appropriate to accomplish justice.'" *Teamsters, Chauffeurs, Warehousemen & Helpers Union, Loc. No. 59 v. Superline Transp. Co.*, 953 F.2d 17, 19 (1st Cir. 1992) (quoting *Klapprott v. United States*, 335 U.S. 601, 614–15 (1949)).

There are two prongs under Rule 60(b) that provide grounds for relief here. A judgment may be vacated where "applying it prospectively would no longer be equitable." Fed. R. Civ. P. 60(b)(5). In the preliminary injunction context, courts hold that "[a] change in operative fact may serve as a basis for vacating a preliminary injunction." *Concilio de Salud Integral de Loiza, Inc. v. Perez-Perdomo*, 551 F.3d 10, 16 (1st Cir. 2008); *see also Agostini v. Felton*, 521 U.S. 203, 215 (1997). In addition, a court may dissolve an order for "any other reason that justifies relief." *See* Fed. R. Civ. P. 60(b)(6).

B.   The Court Should Dissolve The Preliminary Injunction Given The Change In "Operative Facts."

Much as Amendments Nos. 4, 5, and 6 render Plaintiff's claim moot dictating dismissal of the Complaint, these amendments also dictate that this Court dissolve the preliminary injunction. *Chaparro-Febus v. Int'l Longshoremen Ass'n, Loc. 1575*, 983 F.2d 325, 331 n.5 (1st Cir. 1992) ("preliminary injunctions, which are interlocutory in nature, cannot survive a final order of dismissal."); *Conservation L. Found. of New England, Inc. v. Watt*, 586 F. Supp. 1238, 1245 (D. Mass. 1984) (vacating preliminary injunction after dismissing the actions as moot).

In addition, to obtain a preliminary injunction, a plaintiff must make a "clear showing that the plaintiff is entitled to such relief." *Sierra Club v. United States Army Corps of Eng'rs*, 997 F.3d 395, 404 (1st Cir. 2021) (quoting *Winter v. Nat. Res. Def. Council, Inc.*, 555 U.S. 7, 22 (2008)). Given Amendment Nos. 4, 5, and 6, Plaintiff can no longer make that "clear showing." *Id.* It is no longer likely to prevail on the merits of any claim for injunctive relief. Likewise, it cannot make a showing of irreparable harm, given its specious claim that a shareholder vote was held on July 8, 2025 and its principal and his allies prevailed. AC ¶ 9. Nor can it claim that the balance of the equities or public interest are in its favor, now that Amendment Nos. 4, 5, and 6 have been filed. Defendants should not be forced to labor under a broad preliminary injunction, when there no longer exist factual circumstances that support such relief.

C.   The Court Should Dissolve The Preliminary Injunction Because It Was Based On A Distortion Of The Factual Record And Inadmissible Evidence.

To obtain a preliminary injunction, a plaintiff must make a "clear showing that the plaintiff is entitled to such relief." *Sierra Club*, 997 F.3d at 404 (quoting *Winter*, 555 U.S. at 22). Here, the Court substantially relied on Plaintiff's unverified allegations, on the one hand, which were based in substantial part on an inadmissible SEC settlement order, on the other. *See* Doc. No. 39 at 7–8. Plaintiff's only declarations were in the form of transmittal declarations from counsel and a declaration from Zhangpin Wu, Plaintiff's General Counsel and Chief Compliance Officer, that was offered for the sole purpose of attempting to mislead this Court. This Court should dissolve its preliminary injunction based on such a thin record.

1.   The Chronology of Events Demonstrates that Defendants Were Caught In Between Two Rival Consortiums.

This Court should not be misled by unverified allegations, and it should not favor such allegations over the Privy Council ruling. The fight for control over Sinovac was between a Management Consortium, including members of the Former Incumbent Board, and the Sinobioway Consortium. PCJ ¶ 5. 1Globe and other minority shareholders were caught amid this struggle, as the Sinobioway Consortium made tender offers that were higher than offers of the Management Consortium, which took action to entrench themselves, including by creating an illegal Rights Agreement with poison pill provisions and offering Vivo Capital PIPE shares in exchange for an undermarket payment and a promise to vote in favor of the directors in the

Management Consortium. PCJ ¶¶ 7–8. As the record before the Privy Council evidences, 1Globe was not a member of either consortium, but rather was courted by each consortium, ultimately deciding to vote in favor of one slate of directors over another. PCJ ¶¶ 12–13. The Privy Council further concluded that there was nothing unlawful in 1Globe's conduct. PCJ ¶ 88. When the Former Incumbent Board refused to acknowledge the truth—that they had been voted out of office—and instead sought to issue shares pursuant to poison pill provisions in a Rights Agreement, 1Globe and other shareholders were forced to suffer under a seven-year trading halt, with their investment in Sinovac trapped, without the ability to publicly trade shares, and without receiving any dividends. Shortly after the shareholder meeting, the Former Incumbent Board caused Sinovac to sue 1Globe and all shareholders who voted against the Former Incumbent Board, to punish their dissenting votes and secure their own unlawful incumbency. PCJ ¶ 17. Ever since, 1Globe and other shareholders who voted against the existing directors have been defending themselves in multiple lawsuits brought by Sinovac on the instructions of the Management Consortium and their allies, including Vivo Capital.

Only one shareholder fought back by bringing litigation that lasted seven years to restore shareholder rights: 1Globe. This affirmative litigation activity is significant because 1Globe is not a hedge fund, but rather a cancer-focused biotech company, whose investment arm, 1Globe, has the sole goal to generate return for medical innovation. Activism is not 1Globe's business model,[9] but it finds itself amid these many lawsuits because it took a principled stand against the Former Incumbent Board when they sought to buy Sinovac at an undermarket price and then refused to acknowledge the results of a shareholder vote in 2018.

---

[9] Filing a Schedule 13D is not evidence of an activist business model. Any investor that acquires 20% or more of a class of securities is ineligible to file a Schedule 13G as a Passive Investor under Rule 13d-1(c), regardless of the investor's intent.

At its own substantial expense, 1Globe fought for the shareholders' fundamental right to elect the board directors of their choice. PCJ ¶ 18. It was 1Globe that pursued the legal proceeding in the High Court of Antigua and Barbuda to invalidate the unlawful poison pill, which was designed as a retaliatory dilution of the rights of shareholders who voted against the Management Consortium. *Id.* It was 1Globe that persisted in its effort to establish that a new board had been validly elected, winning the Privy Council Ruling (PCJ ¶ 88) that now should enable small shareholders—who have received no investment return for seven years—to obtain some return on their trapped investment through dividends while the Former Incumbent Board and their allies, including Vivo Capital, pocketed billions themselves.

And there has never been any finding by any court that 1Globe has done anything unlawful. To the contrary, the Privy Council ruled:

> [T]he Company *has not succeeded in demonstrating that* in voting to remove the Incumbent Directors and in proposing the election of the New Directors at the AGM—without prior notice to the Company, the Incumbent Directors or their fellow shareholders—*the dissenting shareholders, including 1Globe, did anything unlawful*.

PCJ ¶ 88 (emphasis added). Rather, it held: "The New Directors were therefore validly appointed and the Incumbent Directors have been *imposters ever since*." *Id.* (emphasis added).

> **2. Plaintiff Deceptively Filed With This Court False Allegations Designed To Portray 1Globe as Involved With Criminal Activity, Which Is Demonstrably Untrue.**

As discussed, Vivo Capital and its allies have attacked 1Globe in retaliatory litigation, seeking to punish it for its efforts to achieve justice for all shareholders. Given the foregoing, it is no surprise that they intentionally lump 1Globe together with Sinobioway and other actors to malign 1Globe with the actions of others. For example, in its Order, this Court quotes verbatim from Paragraph 26 of the Complaint in suggesting that a Hong Kong court and Chinese regulator found 1Globe to be associated in some way with forgery, allegations that are demonstrably false. Doc. No. 39 at 6 (citing Doc. No. 1 ¶ 26).

Turning first to the ruling from the High Court of Hong Kong, it speaks for itself, refuting Plaintiff's allegation. *See* Frank Decl., ¶ 13 & Ex. 12. That ruling does not evidence that the Hong Kong court made a finding that any person forged any document, let alone suggest that 1Globe was involved in any way with that matter or that it engaged in forgery. *Id.* Flouting the truth, Plaintiff here alleges: "In November 2018, the High Court of Hong Kong found that two 1Globe-affiliated individuals filed forged documents with the Hong Kong Companies Registry to change the directors of Sinovac's Hong Kong subsidiary." Doc. No. 1 ¶ 26; AC ¶ 32. As the order from the High Court of Hong Kong reflects, it issued what was essentially an ex parte restraining order in favor of two of the former directors of Sinovac who were acting as "imposters," as the Privy Council later held. Plaintiffs do not because they cannot allege that the High Court of Hong Kong made any final ruling, much less connected this activity with 1Globe in any way.

Plaintiff here also falsely alleged: "In March 2020, a PRC regulator similarly found that 1Globe and its allies submitted forged documents in order to unlawfully change the directors of Sinovac's Beijing subsidiary." Doc. No. 1 ¶ 26. Submitted herewith is the public disclosure of the Sinobioway entity that sets forth what is publicly available about this matter. Frank Decl., ¶ 14 & Ex. 13. As it reveals, this matter related to an internal fight inside Sinobioway that had nothing to do with 1Globe. *Id.* In addition, that case had nothing to do with a change of directors of Sinovac's Beijing subsidiary. *Id.* Putting aside the fact that it has now been established that the former directors of Sinovac have now been held to have been "imposters" from 2018 through January 2025, the PRC regulator never issued any findings regarding 1Globe at all.

Plaintiff did not submit any evidence to support its false and defamatory allegations because it could not, and it is unfortunate that the Court was misled to include them verbatim in its Order, given that they are false. Plaintiff now amplifies this Court's statement in a public press release, suggesting that the Court's statement was something more than a bare regurgitation of Plaintiff's unverified pleading. *See* Frank Decl., Ex. 8.

3. This Court Relied on the SEC's Allegations, and Plaintiff's Regurgitation of Those Allegations, Neither of Which Courts Properly Consider.

Nor does Defendants' settlement with the SEC regarding events in 2018 in any way support the continued application of the preliminary injunction. As a rule, courts refuse to rely on allegations that copy others' allegations, including the SEC. As one court explained:

> Courts "generally do not consider averments taken directly from uncorroborated allegations embedded in a complaint in another action or parroted allegations for which counsel has not conducted independent investigation." In part, that is because "[b]y presenting to the court a pleading, . . . an attorney . . . certifies that to the best of the person's knowledge, information, and belief, formed after an inquiry reasonable under the circumstances: . . . the factual contentions have evidentiary support." Fed. R. Civ. P. 11(b).

Amorosa v. Gen. Elec. Co., 2022 WL 3577838, at *1 (S.D.N.Y. Aug. 19, 2022) (granting motion to dismiss and refusing to consider allegations based on SEC consent order) (citation modified). Indeed, courts exclude from evidence and strike allegations based on such allegations, including SEC consent orders, like the SEC settlement here. *See United States v. Ovist*, 608 F. App'x 485, 486 (9th Cir. 2015) (affirming exclusion from evidence complaints filed by federal agencies, including the SEC, "because they were mere allegations"); *Lipsky v. Commonwealth United Corp.*, 551 F.2d 887, 893 (2d Cir. 1976) (striking references to an SEC consent judgment because "a consent judgment between a federal agency and a private corporation [] is not the result of an actual adjudication of any of the issues."); *In re Platinum & Palladium Commodities Litig.*, 828 F. Supp. 2d 588, 594 (S.D.N.Y. 2011) (striking allegations based on a Commodities Futures Trading

Commission order because the order "was the product of a settlement between the CFTC and the Respondents, not an adjudication of the underlying issues in the CFTC proceeding."); *see also Twin City Fire Ins. Co. v. SLRA Inc.*, 2020 WL 3035793, at *4 (N.D. Cal. June 5, 2020) (granting and denying cross-motions for summary judgment and holding that SEC consent order was not a final adjudication, citing *Lipsky* and *Platinum & Palladium Commodities Litig.*).

Further, the SEC settlement was entered into five years ago on a no-admit, no deny basis, predicated on technical non-compliance without any allegation of intentional misconduct, and 1Globe filed an amendment to Schedule 13D thereafter, addressing issues raised by the SEC and specifically referencing the publicly available SEC settlement and directing investors to it. As discussed above, disclosure of allegations that a Schedule 13D is insufficient, even in the face of disagreement with those allegations, cures those alleged insufficiencies under the *Avnet* Rule. *See supra* § I.A.3.c. 1Globe also has filed several additional amendments since that time. Accordingly, the Court's continued reliance on the SEC settlement is misplaced.

In addition, to the extent this Court relies on the SEC settlement—which it cannot for reasons previously discussed—the Court should take note of what is *not* included in the SEC settlement. Nowhere in that document is there any reference, let alone a finding, that 1Globe made any false or misleading statement. Nonetheless, this Court's preliminary injunction enjoins Defendants from making any "*further* materially misleading statements," when neither the SEC settlement nor this Court has found that Defendants made any misleading statement in the first instance. Doc. No. 39 at 13 (emphasis added). Again, Plaintiff misuses this Court's statement in a recent press release in its attempt to regain control of Sinovac. *See* Frank Decl., Ex. 8.

CONCLUSION

For the foregoing reasons, this Court should dismiss, with prejudice, the Amended Complaint and dissolve the preliminary injunction.

-28-

Dated: August 15, 2025

DEFENDANTS,

By their attorneys,

/s/ Jason D. Frank
Jason D. Frank, BBO# 634985
Matthew C. McDonough, BBO# 690738
MORGAN, LEWIS & BOCKIUS LLP
One Federal Street
Boston, MA 02110
Tel: (617) 341-7700
jason.frank@morganlewis.com
matthew.mcdonough@morganlewis.com

CERTIFICATE OF SERVICE

I, Jason D. Frank, hereby certify that this document filed through the ECF system will be sent electronically to the registered participants as identified on the Notice of Electronic Filing (NEF) and paper copies will be sent to those indicated as non-registered participants on August 15, 2025.

/s/ Jason D. Frank
Jason D. Frank

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